                      Morgan Stanley
                      Charter Series

      February 2002
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated October 11, 2000 and the Prospectus Supplement dated December 19, 2001.

                                                         Issued: March 29, 2002

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                               INCEPTION-
                                                                                TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000   2001    2002     RETURN     RETURN
FUND                %       %    %    %    %      %       %      %       %         %          %
----------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8  (3.3)   (0.7)      68.1       6.7
                 (10 mos.)                                            (2 mos.)
----------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0   9.7    (1.7)      35.4       10.6
                                               (10 mos.)              (2 mos.)
----------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1  (11.3)  (3.3)     (10.7)     (3.7)
                                               (10 mos.)              (2 mos.)
----------------------------------------------------------------------------------------------------
Charter Welton..    --      --  --    --  --    (10.7)   (8.2) (13.0)  (13.9)    (38.6)     (15.0)
                                               (10 mos.)              (2 mos.)
----------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

c/o Managed Futures Department
825 Third Avenue, 8th Floor
New York, NY 10022
Telephone (201) 876-4647

Morgan Stanley Charter Series
Monthly Report
February 2002

Dear Limited Partner:

 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of February 28, 2002 was as follows:

                                            % CHANGE FOR THE
                    FUND             N.A.V.      MONTH
                    ----------------------------------------
                    Charter MSFCM    $16.81       -2.29%
                    ----------------------------------------
                    Charter Graham   $13.54       -3.18%
                    ----------------------------------------
                    Charter Millburn  $8.93       -4.47%
                    ----------------------------------------
                    Charter Welton    $6.14      -13.41%
                    ----------------------------------------

 Detailed performance information for each fund is located in the body of the financial report. For each fund, we provide trading results by sector charts that portray trading gains and trading losses for the previous month and year-to-date in each sector in which the fund participates.

 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which a fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each fund during the previous month.

 On February 27, 2002, Charter MSFCM received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Administrator. Under the terms of the preliminary entitlement, Charter MSFCM would receive $261,306 (which currently amounts to $.10 per unit). Such preliminary award, however, is subject to a court hearing scheduled on April 10, 2002 and is entirely contingent on the court's final approval. Any amount ultimately received will be accounted for in the period received, for the benefit of the limited partners at the date of receipt. It should be emphasized, however, that the Fund has no assurances yet when the distribution, if any, will be made.

 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, 825 Third Avenue, 8/th/ Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

CHARTER MSFCM

                                    [CHART]

                   Month ended         YTD ended
                February 28, 2002  February 28, 2002
                -----------------  ----------------
Currencies           (0.12)%            (0.02)%
Interest Rates       (2.21)%            (0.32)%
Stock Indices         0.23%              0.05%
Energies             (0.03)%             1.20%
Metals                0.45%             (0.38)%


  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Japanese government bond prices reversed higher amid the possibility of an anti-deflation plan from the Japanese government, resulting in losses from previously established short futures positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Gold prices trended higher following a drop in equity prices and concerns regarding accounting practices, thus resulting in profits from previously established long futures positions.

CHARTER GRAHAM



                                    [CHART]

                   Month ended         YTD ended
                February 28, 2002  February 28, 2002
                -----------------  -----------------
Currencies            (0.10)%            1.02%
Interest Rates        (0.40)%           (0.72)%
Stock Indices         (1.02)%           (0.92)%
Energies              (1.39)%            0.44%
Metals                (0.25)%           (0.96)%
Agriculturals          0.55%             0.65%



  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Crude oil prices reversed higher on rising tensions in the Middle East and supply concerns, while natural gas prices also reversed higher on expectations for below-average temperatures in the U.S. Northeast and a drop in supplies, thereby producing losses from previously established short futures positions in each market.

.. Japanese equity prices reversed higher on hopes for a government backed economic plan to help combat deflation and address bad bank loans, thereby recording losses from previously established short futures positions. German equity prices declined early in the month on weakness in the telecom sector, thus resulting in losses from previously established long futures positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Cocoa prices continued to trend higher on supply concerns and technically-based factors, thereby recording gains from previously established long futures positions.

CHARTER MILLBURN

                                    [CHART]

                    Month ended         YTD ended
                February 28, 2002   February 28, 2002
                -----------------   -----------------
Currencies           (1.62)%              1.41%
Interest Rates       (1.10)%             (1.31)%
Stock Indices         0.12%              (0.21)%
Energies             (1.39)%             (0.77)%
Metals                0.24%              (0.04)%
Agriculturals        (0.14)%             (1.02)%

  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. The value of the euro reversed higher relative to the U.S. dollar as a result of weakness in the U.S. stock markets and improved European confidence, thereby recording losses from short euro positions. The Japanese yen also reversed higher versus the U.S. dollar during mid-month amid yen repatriation and hopes for an anti-deflation economic plan, thereby incurring losses from previously established short yen positions.

.. Natural gas prices reversed higher on expectations for below-average temperatures in the U.S. Northeast and a drop in supplies, while crude oil prices also reversed higher on rising tensions in the Middle East and supply concerns, thereby experiencing losses from previously established short futures positions in each market.

.. Japanese government bond prices reversed higher on rising expectations for new government policies to battle deflation, thereby posting losses from previously established short futures positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Gold prices continued strengthening early in the month amid continuing doubt regarding equities and concerns regarding accounting practices, thereby producing gains on long futures positions.

CHARTER WELTON



                                    [CHART]

                   Month ended        YTD ended
                February 28, 2002  February 28, 2002
                -----------------  -----------------
Currencies           (5.15)%            (4.49)%
Interest Rates       (3.23)%            (3.90)%
Stock Indices        (2.14)%            (3.87)%
Energies             (1.89)%            (1.73)%
Metals                0.82%              0.79%
Agriculturals        (0.27)%            (0.06)%

  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. The value of the euro reversed higher relative to the U.S. dollar as a result of weakness in the U.S. stock markets and improved European confidence, thereby recording losses from previously established short euro positions. The Japanese yen also reversed higher versus the U.S. dollar during mid-month amid yen repatriation and hopes for an anti-deflation economic plan, thereby incurring losses from previously established short yen positions.
.. Japanese government bond prices reversed higher on rising expectations for new government policies to battle deflation, thereby posting losses from previously established short positions.
..  Hang Seng Index futures prices moved without consistent direction throughout the month, thereby resulting in losses.
.. Natural gas prices moved higher on expectations for below-average temperatures in the U.S. Northeast and a drop in supplies, thereby producing losses from short futures positions. Crude oil prices also climbed higher on rising tensions in the Middle East and supply concerns, thereby experiencing losses from previously established short futures positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Gold prices continued strengthening early in the month amid continuing doubt regarding equities and concerns regarding accounting practices, thereby producing gains on long futures positions.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED FEBRUARY 28, 2002  (UNAUDITED)

                                   MORGAN STANLEY              MORGAN STANLEY               MORGAN STANLEY
                                 CHARTER MSFCM L.P.         CHARTER GRAHAM L.P.         CHARTER MILLBURN L.P.
                             -------------------------  ---------------------------  ---------------------------
                                        PERCENTAGE OF                PERCENTAGE OF                PERCENTAGE OF
                                       FEBRUARY 1, 2002             FEBRUARY 1, 2002             FEBRUARY 1, 2002
                                          BEGINNING                    BEGINNING                    BEGINNING
                              AMOUNT   NET ASSET VALUE    AMOUNT    NET ASSET VALUE    AMOUNT    NET ASSET VALUE
                             --------  ---------------- ----------  ---------------- ----------  ----------------
                                $             %             $              %             $              %
REVENUES
Trading profit (loss):
  Realized                   (614,922)      (1.41)        (522,883)      (1.03)        (321,605)      (1.05)
  Net change in unrealized   (112,097)       (.26)        (770,995)      (1.53)        (853,357)      (2.79)
                             --------       -----       ----------       -----       ----------       -----
   Total Trading Results     (727,019)      (1.67)      (1,293,878)      (2.56)      (1,174,962)      (3.84)
Interest income (Note 2)       56,054         .13           64,047         .13           37,812         .12
                             --------       -----       ----------       -----       ----------       -----
   Total Revenues            (670,965)      (1.54)      (1,229,831)      (2.43)      (1,137,150)      (3.72)
                             --------       -----       ----------       -----       ----------       -----
EXPENSES
Brokerage fees (Note 2)       254,614         .58          294,810         .58          178,439         .58
Management fees (Note 2 & 3)   72,746         .17           84,231         .17           50,982         .17
                             --------       -----       ----------       -----       ----------       -----
   Total Expenses             327,360         .75          379,041         .75          229,421         .75
                             --------       -----       ----------       -----       ----------       -----
NET LOSS                     (998,325)      (2.29)      (1,608,872)      (3.18)      (1,366,571)      (4.47)
                             ========       =====       ==========       =====       ==========       =====

                                    MORGAN STANLEY
                                 CHARTER WELTON L.P.
                             ---------------------------
                                          PERCENTAGE OF
                                         FEBRUARY 1, 2002
                                            BEGINNING
                               AMOUNT    NET ASSET VALUE
                             ----------  ----------------
                                 $              %
REVENUES
Trading profit (loss):
  Realized                     (666,315)       (4.12)
  Net change in unrealized   (1,402,142)       (8.67)
                             ----------       ------
   Total Trading Results     (2,068,457)      (12.79)
Interest income (Note 2)         20,390          .13
                             ----------       ------
   Total Revenues            (2,048,067)      (12.66)
                             ----------       ------
EXPENSES
Brokerage fees (Note 2)          94,356          .58
Management fees (Note 2 & 3)     26,959          .17
                             ----------       ------
   Total Expenses               121,315          .75
                             ----------       ------
NET LOSS                     (2,169,382)      (13.41)
                             ==========       ======

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED FEBRUARY 28, 2002  (UNAUDITED)

                            MORGAN STANLEY                    MORGAN STANLEY                    MORGAN STANLEY
                          CHARTER MSFCM L.P.                CHARTER GRAHAM L.P.             CHARTER MILLBURN L.P.
                   --------------------------------  --------------------------------  -------------------------------
                                              PER                               PER                               PER
                       UNITS        AMOUNT    UNIT       UNITS        AMOUNT    UNIT       UNITS        AMOUNT    UNIT
                   -------------  ----------  -----  -------------  ----------  -----  -------------  ----------  ----
                                      $        $                        $        $                        $        $
Net Asset Value,
 February 1, 2002  2,536,995.978  43,648,042  17.20  3,612,639.589  50,538,823  13.99  3,271,813.654  30,589,470  9.35
Net Loss                 --         (998,325)  (.39)       --       (1,608,872)  (.45)       --       (1,366,571) (.42)
Redemptions          (12,083.304)   (203,120) 16.81    (40,978.204)   (554,845) 13.54    (47,705.628)   (426,011) 8.93
Subscriptions         85,107.343   1,430,654  16.81    231,918.921   3,140,182  13.54    121,712.206   1,086,890  8.93
                   -------------  ----------         -------------  ----------         -------------  ----------
Net Asset Value,
 February 28, 2002 2,610,020.017  43,877,251  16.81  3,803,580.306  51,515,288  13.54  3,345,820.232  29,883,778  8.93
                   =============  ==========         =============  ==========         =============  ==========

                            MORGAN STANLEY
                         CHARTER WELTON L.P.
                   -------------------------------
                                              PER
                       UNITS        AMOUNT    UNIT
                   -------------  ----------  ----
                                      $        $
Net Asset Value,
 February 1, 2002  2,280,738.068  16,175,352  7.09
Net Loss                 --       (2,169,382) (.95)
Redemptions          (39,016.075)   (239,559) 6.14
Subscriptions         24,340.391     149,450  6.14
                   -------------  ----------
Net Asset Value,
 February 28, 2002 2,266,062.384  13,915,861  6.14
                   =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnerships. Morgan Stanley DW will pay all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP. Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


MANAGEMENT FEE. Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.

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                                     PAID
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[LOGO] Morgan Stanley
c/o Morgan Stanley Trust Company,
Attention: Managed Futures, 7th Floor,
Harborside Financial Center, Plaza Two
Jersey City, NJ 07311-3977

ADDRESS SERVICE REQUESTED

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